Exhibit (a)(5)(D)

March 30, 2009

JLL Partners Announces Successful Completion
 of Tender Offer for PharmaNet

NEW YORK -- JLL Partners, a leading private equity investment fund ("JLL"), today announced the successful completion of the tender offer by its affiliates, JLL PharmaNet Holdings, LLC ("Parent") and  PDGI Acquisition Corp. ("Purchaser"), for all of the outstanding shares of common stock of PharmaNet Development Group, Inc., a leading provider of clinical development services (NASDAQ:PDGI) ("PharmaNet").  Parent and Purchaser are affiliates of JLL and JLL Partners Fund VI, L.P., an investment fund managed by JLL (the "Sponsor").

American Stock Transfer & Trust Company, the depositary for the tender offer, has advised JLL that, as of 5:00 p.m., New York City time, on March 27, 2009, the expiration of the subsequent offering period for the tender offer, a total of approximately 18,774,076 shares representing approximately 94.8% of the outstanding shares of common stock of PharmaNet, had been validly tendered and not withdrawn as of the expiration date. All validly tendered shares have been accepted for payment and JLL will pay for all such shares promptly.

JLL  also announced today that, to complete the acquisition of 100% of the common stock of PharmaNet, Parent will effect, without prior notice to, or any action by, any other PharmaNet stockholder, a short-form merger in which Purchaser will merge with and into PharmaNet, with PharmaNet surviving the merger and continuing as an indirect, wholly owned subsidiary of Parent. In the merger, each of the remaining untendered shares of PharmaNet common stock (other than shares as to which appraisal rights are properly demanded and perfected under Delaware law, if any) will be converted into the right to receive the same $5.00 per PharmaNet share, net to the seller in cash, pursuant to the tender offer. The merger is expected to occur promptly hereafter. Following the merger, PharmaNet common stock will cease to be traded on the NASDAQ Stock Market.

About JLL Partners

Parent is an affiliate of the Sponsor, a private equity investment fund managed by JLL.  Each of Parent and Purchaser were formed for the purpose of entering into a business combination transaction with PharmaNet, and has not carried on any business activities other than in connection with the tender offer and merger.

Founded in 1988, JLL is a leading private equity investment firm with approximately $4.0 billion of capital under management that has invested in a variety of industries, with special focus on healthcare and medical services, financial services and building products. JLL makes equity investments in middle market companies with the objective of extricating good companies from complicated situations or building strong companies in partnership with exceptional managers. Further information related to JLL can be found on its website, www.jllpartners.com.